FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 11, 2017

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

Federated Short-Term Income Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on December 20, 2016 regarding its Post-Effective Amendment No. 166 under the Securities Act of 1933 and Amendment No. 159 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Corporation, with respect to the Fund, filed on November 10, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Summary Risk Disclosure: With respect to “Risk Associated with Noninvestment-Grade Securities” please revise to indicate that noninvestment-grade securities are commonly referred to as “junk.”

Response: The ”Risk Associated with Noninvestment-Grade Securities will be revised to read as follows in conjunction with the Fund’s next regularly scheduled annual update to its prospectus (revised language is underlined):

“The Fund may invest a portion of its assets in securities rated below investment grade (which are also known as junk bonds) which may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.

Comment 3: Summary Risk Disclosure: With respect to “Risk of Foreign Investing,” the Staff notes the disclosure that the Fund invests in securities issued by foreign companies. Will these investments be in U.S. dollars or local currencies? If in local currencies, please consider the need for additional strategy and risk disclosure.

Response: The Registrant confirms that the Fund’s investments in securities issued by foreign companies will be denominated in U.S. dollars.

Comment 4: Summary Risk Disclosure: With respect to “Risk of Investing in Derivative Contracts and Hybrid Instruments”, please remove the reference to the Fund’s Statement of Additional Information (SAI).

Response: The Fund will revise the disclosure to remove the reference to the SAI so that the sentence reads as follows:

“Derivative contracts and hybrid instruments may also involve other risks described in this Prospectus such as interest rate, credit, liquidity and leverage risks.”

Comment 5: Statutory Securities Disclosure: With respect to “Asset-Backed Securities,” based on publicly available information, the Fund appears to have significant exposure to credit card and auto asset-backed securities (“ABS”). If the Fund expects to have significant and persistent exposures to any type of ABS, please revise the disclosure to address the types of ABS the Fund will invest in principally and discuss any unique risks associated with them.

Response:       In response to the comment, the Registrant will add the following disclosure to the Prospectus at the Fund’s next regularly scheduled annual update:

Summary Risk Factor

Asset-Backed Securities (ABS) Risk.  The value of asset-backed securities (ABS) may be affected by certain factors such interest rate risk, credit risk, prepayment risk and the availability of information concerning the pool of underlying assets and its structure.  Under certain market conditions, ABS may be less liquid and maybe difficult to value.  Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS.  ABS can also be subject to the risk of default on the underlying assets.

What are the Fund’s Principal Investments

Asset-Backed Securities (A Type of Fixed-Income Security)

Asset-backed securities are payable from pools of obligations other than mortgages, such as automobile loans and credit-card receivables. Most asset-backed securities involve consumer or commercial debts with maturities of less than 10 years. However, almost any type of fixed-income assets (including other fixed-income securities) may be used to create an asset-backed security. Asset-backed securities may take the form of commercial paper, notes or pass-through certificates. Asset-backed securities have prepayment risks. Like CMOs, asset-backed securities may be structured like Floaters, Inverse Floaters, IOs and POs.

Statutory Risk Factor

Asset-Backed Securities (ABS) Risk

The value of asset-backed securities (ABS) may be affected by certain factors such as interest rate risk, the availability of information concerning the pool of underlying assets and its structure, the creditworthiness of the servicing agent for the pool or the originator of the underlying assets and the ability of the servicer to service the underlying collateral.  Under certain market conditions, ABS may be less liquid and may be difficult to value.  Movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain types of ABS.

Comment 6: Frequent Trading Policies: The Staff notes the revised text here and in other filings. The Fund monitors frequent trading using different criteria than the criteria used by other Federated funds. Without telling the Staff the criteria, please explain why different criteria is used for the Fund.

Response:

The Registrant notes that the objective of frequent trade monitoring is to prevent harmful frequent trading. The Fund is monitored at a different (higher) threshold based on a range of considerations that are used to set thresholds across the Federated fund complex.

The Fund is reviewed on a quarterly basis to ensure the higher threshold and related considerations continue to apply. Federated’s Know Your Customer Committee (the “Committee”) is a governance body co-chaired by the Federated funds’ Chief Compliance Officer and Chief Risk Officer that oversees the frequent trade monitoring process, among other responsibilities. The Committee considers and sets forth recommended changes to the frequent trade monitoring policy for subsequent Fund board approval. Specific monitoring parameters may vary across Federated funds due to fund-specific considerations and as determined by the Committee to be in the best interest of shareholders.

Comment 7: Statement of Additional Information: With respect to “Risk of Investing in Certain MBS,” the Staff notes the disclosure that mortgaged-backed securities (“MBS”) backed by participations in reverse mortgages may carry risks different from and in addition to risks of other MBS. Briefly explain the Fund’s investment in this area as of a recent date, including who originates the reverse mortgages and structures the securitizations. Please expand the disclosure to include any regulatory risks as appropriate.

Response: The Registrant notes that as of January 5, 2017, approximately 1.13% of the Fund’s portfolio was invested in MBS backed by participations in reverse mortgages. The Registrant further notes that these MBS are entirely agency securities issued or guaranteed by the U.S. government (or one of its agencies or instrumentalities). Accordingly, the Registrant believes that the Fund’s current disclosure regarding these MBS participations, including any related risk factors, is sufficient.

Comment 8: Statement of Additional Information: With respect to the Concentration limitation, please clarify whether the inclusion of bank instruments in the concentration policy means bank deposit instruments. Depending on the response, the Staff may have additional comments.

Response: The Registrant notes that, as described in the SAI under “Additional Information,” the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings associations having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items” and thus not applicable for the Fund’s concentration limitation.

If you have any questions on the enclosed material, please contact me at (724) 720-8829.

Very truly yours,

/s/ Maureen Ferguson

Maureen Ferguson

Paralegal Supervisor